15026533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 20 2015
Washington DC
404

SEC FILE NUMBER
8- 33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 AVENUE B SUITE G
(No. and Street)

LAKE OSWEGO (City) OREGON (State) 97034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD B. HAESSLER 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 6/2

ty 6/2

OATH OR AFFIRMATION

I, EDWARD B. HAESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORP, as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

OFFICIAL SEAL
MILDRED M DONAHUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 458235
MY COMMISSION EXPIRES JUNE 14, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Years Ended March 31, 2015 and 2014

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

15405 SW 116TH AVENUE, SUITE 105 [71]	KING CITY, [72]	OREGON [73]	97224 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluation the overall presentation of

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2015 and 2014, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 30, 2015

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31, 2015	AS OF MARCH 31, 2014
ASSETS		
CURRENT ASSETS		
Cash	$17,403	$17,386
Accounts receivable	4,843	4,777
Total current assets	22,246	22,163
EQUIPMENT – net of accumulated depreciation of $7,747 and $7,747 respectively	0	0
Total Assets	$22,246	$22,163
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 516	$ 3,107
Bank overdraft	6,553	1,257
Accrued taxes payable	0	0
Total current liabilities	7,069	4,364
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	7,677	10,299
Total stockholder's equity	15,177	17,799
Total Liabilities and Stockholder's Equity	$22,246	$22,163

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31, 2015	2014
REVENUE		
Commissions earned and trading profit	$122,133	$145,514
Sale of investment company shares	10,733	9,514
Interest	17	17
Total revenue	132,883	155,045
OPERATING EXPENSES		
Clearing costs	36,606	33,099
Commissions expense	17,176	33,267
Officers salary	9,000	12,000
Rent and parking	27,002	26,126
Regulatory fees	4,915	4,246
Taxes and licenses	688	1,295
Office supplies, printing and postage	10,631	13,900
Telephone	6,334	5,906
Professional services	10,840	8,133
Insurance	8,282	8,484
Advertising and promotion	3,881	2,623
Total operating expenses	135,355	149,079
Income, (Loss) from operations	(2,472)	5,966
Income tax expense	(150)	(150)
Net income	($ 2,622)	$ 5,816

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2015 and 2014

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2013	$ 1	$ 7,499	$ 4,483	$11,983
Net income (loss) year ended March 31, 2014			5,816	5,816
Balances at March 31, 2014	1	7,499	10,299	17,799
Net income (loss) year ended March 31, 2015			(2,622)	(2,622)
Balances at March 31, 2015	$ 1	$ 7,499	$ 7,677	$15,177

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31, 2015	2014
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$132,800	$156,940
Interest income	17	17
Income taxes paid	(150)	(150)
Cash paid to suppliers and employees	(132,650)	(156,790)
Net cash provided by operating activities	17	17
Net increase, (decrease) in cash and cash equivalents	17	17
Cash and cash equivalents at beginning of year	17,386	17,369
Cash and cash equivalents at end of year	$ 17,403	$ 17,386
Reconciliation of net income to net cash provided by operating activities:		
Net income	($ 2,622)	$ 5,816
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	(66)	1,912
Increase (Decrease) in accounts payable and accruals	2,705	(7,711)
Total adjustments	2,639	(5,799)
Net cash provided by operating activities	$ 17	$ 17

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015 and 2014

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through April 30, 2015, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015 and 2014

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2015 and 2014, the Company had net capital and net capital requirements of $17,799 and $5,000, $15,177 and $5,000 respectively. The Company's net capital ratio was .46 to 1 and .245 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2015 and 2014, was $27,002 and $26,126 respectively.

4. INCOME TAXES

The Company at March 31, 2015 has a Federal tax loss of $6,073 and a state tax loss carryforward of $14,678 starting to expire in fiscal year 2015. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2015	2014
Current taxes:		
Federal	$ 0	$ 0
State	150	150
	$150	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2011, generally for three years after they were filed.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015 and 2014

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2015 and 2014, was $3,881 and $2,623 respectively.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1943

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under The Securities Exchange Act of 1934

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

I have audited the financial statements of E. Barnes & Company dba: Pacific Investment Securities Corp. for the years ended March 31, 2015 and 2014, and have issued my report thereon dated April 30, 2015 which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The Supplementary information contained in Schedule 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information is Schedule 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedule 1 and 2, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 30, 2015

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2015 and 2014

	2015	2014
Stockholders' equity from statement of financial condition	$15,177	$17,799
Deductions and/or charges		
Non-allowable assets:		
Tax refund	0	0
Net Capital	$15,177	$17,799
Computation of net capital requirement		
Minimum net capital required	$ 471	$ 207
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$10,177	$12,799
Net capital less greater of 10% AI or 120% of minimum capital	$ 9,177	$11,799
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 7,069	$ 4,364
Total aggregate indebtedness	$ 7,069	$ 4,364
Ratio: Aggregate indebtedness to net capital	.46 to 1.	.245 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2015 and 2014

	2015	**2014**
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$15,165	$17,744
Adjustments:		
Bank adjustment	12	55
Net capital at March 31, as adjusted	$15,177	$17,799
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 7,082	$ 4,419
Bank Adjustment	(12)	(55)
Rounding	(1)	(0)
Total aggregate indebtedness as of March 31, as adjusted	$ 7,069	$ 4,364

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp., as of and for the years ended March 31, 2015 and 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2015 and 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and the Financial Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other purpose these specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 30, 2015

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Public Accountant's Review on the Exemption Report

I have examined E. Barnes & Company dba Pacific Investment Securities Corp.'s statements, included in the accompanying Exemption Report, that (1)E. Barnes & Company dba Pacific Investment Securities Corp.'s internal control over compliance was effective during the most recent year ended March 31, 2015; (2)E. Barnes & Company dba Pacific Investment Securities Corp,'s internal control over compliance was effective as of March 31, 2015; (3)E. Barnes & Company dba Pacific Investment Securities Corp. was in compliance with 17 C.F.R. 240.15c3-1 and 240.15c-3-3(e) as of March 31, 2015, and (4)the information used to state that E. Barnes & Company dba Pacific Investment Securities Corp. was in compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) was derived from E. Barnes & Company dba Pacific Investment Securities Corp.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing E. Barnes & Company dba Pacific Investment Securities Corp. with reasonable assurance that non-compliance with 17 C.F.R. 240.15c3-1, 17 C.F.R. 240.15c3-3, 17 C.F.R. 240.17a-13, that requires account statements to be sent to the customers of E. Barnes & Company dba Pacific Investment Securities Corp. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on E. Barnes & Company dba Pacific Investment Securities Corp.'s statements based on our examination.

I conducted my examination in accordance with the standards of the Public Company Accounting Oversight Board (Unite States). Those standards require that I plan and perform the examination to obtain reasonable assurance about whether E. Barnes & Company dba Pacific Investment Securities Corp.'s internal control over compliance was effective as of and during the most recent year ended March 31, 2015; and the information used to assert compliance with 17 C.F.R. 240.15c3-1 and 240.15c3-3(e) as of March 31, 2015 was derived from E. Barnes & Company dba Pacific Investment Securities Corp.'s books and records. My examination includes testing and evaluation the design and operation effectiveness of internal control over compliance, testing and evaluating E. Barnes & Company dba Pacific Investment Securities Corp.'s compliance with 17 C.F.R. 240.15c3-1 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 340.15c3-3(e) was derived from E. Barnes & Company dba Pacific Investment Securities Corp.'s books and records, and performing such other procedures as we considered necessary in the circumstances. I believe that my examination provided a reasonable basis for my opinion.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

In my opinion, E. Barnes & Company dba Pacific Investment Securities Corp.'s statements referred to above are fairly stated, in all material respects.

Duane Liebswager, C.P.A., PC

PACIFIC INVESTMENT SECURITIES CORP.

SIPC
NASD

2014 EXEMPTION REPORT

SEC Rule 15c3-3

E. Barnes & Co. dba Pacific Investment Securities Corp. during fiscal year ending, March 31, 2015, claimed an exemption to SEC Rule 15c3-3. E. Barnes & Co. dba Pacific Investment Securities Corp. met the following criteria, without exception, for the entire fiscal ending year March 31, 2015 under section (k) of the Rule:

> E. Barnes & Co. dba Pacific Investment Securities Corp. is not a carrrying firm. E. Barnes & Co. dba Pacific Investment Securities Corp. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through STERNE AGEE & LEACH .

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal
EDWARD B HAESSLER

Member FINRA, SIPC & MSRB

FRAZIER-DURHAM BLDG 311 B AVENUE SUITE G LAKE OSWEGO, OR 97034 503/699-0618